Exhibit 99.1

Clearmind Medicine Files Patent Application with USPTO for the Treatment of Dyskinesia; Further Strengthens its Already Robust IP Portfolio

Tel Aviv, Israel / Vancouver, Canada, Aug. 01, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind” or “the company"), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, has announced the filing of a provisional patent application for the treatment of Dyskinesia with the United States Patent and Trademark Office (“USPTO”), as part of its overarching strategy to further strengthen its robust IP portfolio.

The patent application refers to the psychedelic molecule 3-Methylmethcathinone ("3-MMC”) as a potential treatment for Dyskinesia thus expanding Clearmind’s IP portfolio for innovative molecules, new indications and treatments. Dyskinesia is a category of movement disorders that are characterized by abnormal involuntary movements and may manifest as chorea (irregular, involuntary movements of the body, especially the face and extremities) or dystonia (disorder or lack of muscle tonicity). Dyskinesia can be tardive (caused by long-term use of neuroleptic drugs), associated with alcohol and substance withdrawal, or a symptom of several neurological medical disorders including Parkinson's Disease.

In addition, the patent application includes protection for its unique combination of 3-MMC and SciSparc's Palmitoylethanolamide for the treatment of Dyskinesia, as part of its ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC) ("SciSparc"), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat central nervous system disorders.

"Clearmind continues to strengthen its position as a leader in the psychedelic-derived therapeutics industry through an aggressive strategy to expand our IP portfolio. Since our inception, 24 months ago, we have consistently extended our reach beyond MEAI, to additional second-generation psychedelic compounds," said Clearmind’s Chief Executive Officer, Dr. Adi Zuloff-Shani. “There are several forms of Dyskinesia and various different causes including substance and alcohol withdrawal, and long-term use of medications, such as in Parkinson's disease and other mental health disorders. Regardless of form or cause, it severely impairs patients' daily functioning.  We believe our targeted treatments have the potential to bring relief to this underserved population."

Clearmind has a broad IP footprint in the psychedelic space with 30 patents and patent applications across 14 patent families, nine of which have been granted in major jurisdictions like the US, Europe, China, and India. The company has already filed patent applications for the combination of Clearmind's MEAI with SciSparc's Palmitoylethanolamide for treating alcohol use disorder, cocaine addiction, and obesity, as well as related metabolic disorders.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of fourteen patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.